Exhibit 99.1

Oriental Culture Holding LTD Relocates Its Principal Executive Office to Hong Kong

Hong Kong, China, June 29, 2021 -- Oriental Culture Holding LTD. (“OCG” or the “Company”) (NASDAQ: OCG), a leading online provider of collectibles and artwork e-commerce services, today announced it has relocated its headquarters to Hong Kong, effective on June 28, 2021. The new office address is: Room 1402, Richmake Commercial Building, 198-200 Queen’s Road Central, Hong Kong. The Company’s main phone number has also been changed to 852-21103909.

“The relocation of our headquarters to Hong Kong, an international business and financial center, meets our current strategic business plans and supports our efforts to streamline the operational efficiencies of the Company.” said Mr. Lewis Wan, Chairman of the Board of Directors of the Company.

About Oriental Culture Holding LTD

Oriental Culture Holding LTD is an online provider of collectibles and artwork e-commerce services, which allow collectors, artists, art dealers and owners to access an art trading market with a wider range of collectibles and artwork investors. Through its subsidiaries in Hong Kong, the Company provides trading facilitation for individual and institutional customers of all kinds of collectibles, artworks and certain commodities on its online platforms, as well as online and offline integrated marketing, storage and technical maintenance service to customers in China. For more information about the Company, please visit: www.ocgroup.hk.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@ocgroup.hk

Phone: +852-21103909

Investor Relations:

Janice Wang
EverGreen Consulting Inc.
Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)